AMENDMENT No. 3 TO
AMENDED AND RESTATED PROMISSORY NOTE

This Amendment No. 3 to the Amended and Restated Promissory Note (this Amendment"), dated May 27, 2021, by and between Pyxis Tankers Inc. ("**Maker**") and MARITIME INVESTORS CORP. ("**Payee**"), amends in part the Amended and Restated Promissory Note, made by Maker in favor of Payee as of December 29, 2017 in the principal amount of $5,000,000 (the "**Promissory Note**").

WHEREAS, Maker and Payee wish to amend the repayment terms of the Promissory Note and the interest rate thereon, as set for in this Amendment, and Payee and Maker have determined that such amendments are acceptable.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the parties hereto agree as follows:

a) Section 1. Principal in the Promissory Note is hereby deleted in its entirety and replaced with the following:

"Principal. The principal of this Promissory Note shall be repayable as follows:

(i) Part of the principal of this Promissory Note in the amount of US$1,000,000.00 shall be due and payable on June 17, 2021; and

(ii) Part of the principal of this Promissory Note in the amount of US$1,000,000.00 shall be repaid by converting same into restricted common shares of Maker issued to Payee at the volume weighted average closing price for the 10 day trading period, commencing one day after the public distribution of the Maker's press release of its financial results for the three (3) months period that ended on March 31, 2021; and

(iii) The remaining principal balance of this Promissory Note, in the amount of $3,000,000.00 shall be due and payable on April 1, 2023."

b) Section 2. Interest on the Promissory Note is hereby deleted in its entirety and replaced with the following:

"Interest. Interest shall accrue on any unpaid principal at a rate of 9% per annum on a daily basis from April 1, 2021 until and including June 16, 2021 and at a rate of 7.5% per annum on a daily basis from and including June 17, 2021 until the principal of this Promissory Note is paid in full.

Interest shall be calculated on the basis of a 365 - days per year and be payable on June 17, 2021, on September 30, 2021 and thereafter quarterly, in arrears and in cash."

This Amendment sets forth the entire understanding of Maker and Payee with respect to the subject matter hereof and except as set forth herein, the Promissory Note remains a valid, binding agreement between the parties.

This Amendment shall be construed and enforced in accordance with the domestic, internal law, but not the law of conflict of laws, of the State of New York.

This Amendment may be executed in any number of counterparts each of which shall be deemed an original and all of which, taken together, shall constitute a single original document.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 to Promissory Note as of the date first written above.

PYXIS TANKERS INC.

By: ______________________
Name: Konstantinos Lytras
Title: Chief Operating Officer

MARITIME INVESTORS CORP.

By: ______________________
Name: Valentios Valentis
Title: CEO & President